SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: November, 2004

Commission File Number: 000-31815

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE

(Exact name of registrant as specified in charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):                     .

EXPLANATORY NOTE

     On November 10, 2004, Hydrogenics Corporation issued two press releases, respectively entitled “Hydrogenics Reports Third Quarter 2004 Results” and “Hydrogenics Corporation to Acquire Stuart Energy Systems Corporation”. On November 11, 2004, Hydrogenics Corporation filed with the System for Electronic Document Analysis and Retrieval in Canada its Third Quarter Report For the Three and Nine Months Ended September 30, 2004. Copies of these documents are attached to this report as Exhibits 1, 2 and 3, respectively.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
Date: November 15, 2004	By:	/s/ Jonathan Lundy
		Name:	Jonathan Lundy
		Title:	Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
1.	Press release dated November 10, 2004, entitled “Hydrogenics Corporation to Acquire Stuart Energy Systems Corporation.”

2.	Press release dated November 10, 2004, entitled “Hydrogenics Reports Third Quarter 2004 Results.”

3.	Third Quarter Report For The Three and Nine Months Ended September 30, 2004.